DB 3/16

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
213

SECURITIES W...

07004623

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Avenue, Suite 100
(No. and Street)

Edina (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. McCoy 952-835-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Boulevard, Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AS 3/19

OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

LORI A FUGATE
NOTARY PUBLIC - MINNESOTA
My Comm. Expires Jan. 31, 2008

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 24, 2007

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash	$ 46,654	$ 101,847
Certificate of deposit	15,585	15,090
Total cash and cash equivalents	62,239	116,937
Commissions and accounts receivable	33,180	14,845
Prepaid expenses	14,481	13,928
Accounts receivable - employees	7,286	12,801
Furniture and equipment at cost, less accumulated depreciation of $78,692 and $75,960	6,282	9,014
Securities owned:		
Marketable, at market value	9,237	10,554
Deferred income taxes	2,369	4,100
Total assets	$ 135,074	$ 182,179

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities:		
Commissions payable	$ 21,961	$ 8,444
Accounts payable	2,607	2,808
Accrued interest	410	1,528
Accrued retirement plan	1,480	1,468
Accrued income taxes	2,252	300
Accrued payroll taxes	2,634	3,975
Long-term note payable	23,168	100,000
Total liabilities	54,512	118,523
Stockholders' equity:		
Common stock, $1 par value, authorized 25,000 Shares, issued 1,736 shares	1,736	1,736
Retained earnings	78,826	61,920
Total stockholders' equity	80,562	63,656
Total liabilities and stockholders' equity	$ 135,074	$ 182,179

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 311,813	$ 220,045
Advisory fees and miscellaneous	674,303	608,825
Interest	496	2,246
Change in market value of securities	(1,317)	7,254
Total revenues	985,295	838,370
Expenses		
Commissions	542,750	437,770
Salaries	242,534	145,906
Employee health insurance	16,730	14,995
Retirement plan	6,090	5,423
Payroll taxes	17,625	11,087
Training	4,980	5,088
Rent	32,096	30,189
Insurance	2,094	2,753
Professional fees	5,948	7,776
Advertising	4,751	4,625
Telephone	5,879	6,666
Postage and delivery	4,004	4,155
Books, subscriptions and periodicals	8,194	8,017
Office supplies	18,739	16,906
Licenses, regulatory fees, dues and memberships	8,080	2,584
Office expense	6,640	4,596
Depreciation	2,732	4,007
Travel and auto expenses	20,165	18,659
Directors fees	7,200	6,400
Interest	3,397	1,528
Other expenses	3,778	2,953
Total expenses	964,406	742,083
Income before income taxes	20,889	96,287
Provision for income taxes		
Current year	2,252	300
Deferred income taxes	1,731	(4,100)
Total provision for income taxes	3,983	(3,800)
Net income	$ 16,906	$ 100,087

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2006 and 2005

	Common Stock				Retained		
	Shares		Amount		Earnings		Total
Balance, December 31, 2004	10,281	$	10,281	$	128,288	$	138,569
Outstanding stock purchased and retired	(8,545)		(8,545)		(166,455)		(175,000)
Net income	-		-		100,087		100,087
Balance, December 31, 2005	1,736		1,736		61,920		63,656
Net income	-		-		16,906		16,906
Balance, December 31, 2006	1,736	$	1,736	$	78,826	$	80,562

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Fees and commissions received	$ 973,296	$ 826,782
Cash paid to suppliers and employees	(946,843)	(745,858)
Interest received	496	2,246
Interest paid	(4,515)	-
Income tax paid	(300)	(300)
Net cash provided by operating activities	22,134	82,870
Cash flows from financing activities:		
Purchase and retirement of common stock	-	(175,000)
Payment on notes payable	(76,832)	-
Proceeds from long-term note	-	100,000
Net cash used by financing activities	(76,832)	(75,000)
Net increase (decrease) in cash	(54,698)	7,870
Cash and cash equivalents at beginning of year	116,937	109,067
Cash and cash equivalents at end of year	$ 62,239	$ 116,937
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 16,906	$ 100,087
Adjustments:		
Depreciation	2,732	4,007
Increase in commissions receivable	(18,335)	(2,088)
Decrease (increase) in market value of securities	1,317	(7,254)
Increase (decrease) in commissions payable	13,517	(1,892)
Increase in prepaid expenses	(553)	(787)
Increase (decrease) in accrued taxes payable	2,342	(3,860)
Decrease in accounts payable	(201)	(1,747)
Decrease (increase) in accounts receivable-employees	5,515	(5,145)
Increase in accrued interest	(1,118)	1,528
Increase in accrued retirement plan	12	21
Total adjustments	5,228	(17,217)
Net cash provided by operating activities	$ 22,134	$ 82,870

The accompanying notes are an integral part of these financial statements.

For The Years Ended
December 31, 2006 and 2005

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, and Arizona. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years for book purposes and an accelerated method for income taxes.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2006 and 2005, the Company had a net capital of $41,209 and $16,618 and required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2006 and 2005. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Computation of Net Capital Under Rule 15c3-1 of the SEC

There is no difference between the audited computation of net capital and the broker/dealer corresponding unaudited Focus IIA report at December 31, 2006.

6. SIPC Supplemental Report

The requirement for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue. The minimum fee of $150 was paid in 2006 and 2005.

7. Lease Commitment

The Company occupies its office facilities pursuant to a three year lease commencing August 1, 2006 with a base rent of $1,419.00 per month for the first two years and $1,576.67 per month for the third year plus operating and tax costs. Minimum lease payments are as follows:

Year	Amount
2007	$17,816
2008	11,037

8. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at least one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2006 and 2005 were $6,090 and $5,423 respectively.

9. Income Taxes

The Company has a net operating loss carry forward to the year 2007. The state net operating loss available to be carried forward to 2007 amounted to $24,173.The net operating loss carry forward created a deferred tax asset of $2,369. The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 1,952	$ (697)	$ 1,255
Minnesota	300	2,428	2,728
Total	$ 2,252	$ 1,731	$ 3,983

10. Certificate of Deposit

This is a three month certificate maturing January 13, 2007 with interest at 3.25%.

11. Long-Term Note Payable

The long-term note payable bears interest at 6.8% and is payable in 7 quarterly installments commencing January 6, 2006 with the final installment July 6, 2007. The note is secured by furniture, equipment and accounts receivable. The principal payments are as follows:

Year	Amount
2007	$ 23,168

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Planners Financial Services, Inc. as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated January 24, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 24, 2007

PLANNERS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital		
Total stockholders' equity		$ 80,562
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 14,481	
Furniture and equipment	6,282	
Accounts receivable and employees advances	14,610	
Deferred income tax	2,369	
Commissions receivable (non-allowable)	225	
Total deductions		37,967
Adjusted net capital before haircuts		42,595
Haircuts on securities		
$9,237.00 common stock @ 15%		1,386
Adjusted net capital		$ 41,209

COMPUTATION OF EXCESS NET CAPITAL

Adjusted net capital		$ 41,209
Minimum net capital required:		
Dollar minimum	$ 5,000	
6 2/3% of aggregate indebtedness	3,634	
Greater of above		5,000
Excess net capital		$ 36,209

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$ 21,961
Accounts payable	2,607
Accrued retirement plan	1,480
Accrued taxes	4,886
Accrued interest	410
Long-term note payable	23,168
Total aggregate indebtedness	$ 54,512
Net capital ratio	132.28%

See independent auditors report on supplementary information.

PLANNERS FINANCIAL SERVICES, INC.
RECONCILIATION BETWEEN THE COMPUTATIONS FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17A-5)A)

December 31, 2006

	Net Capital	Aggregate Indebtedness
Total per Form X-17a-5(a)	$ 41,210	$ 54,513
Adjustments:		
Rounding off	(1)	(1)
Total per this report	$ 41,209	$ 54,512

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Planners Financial Services, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 24, 2007

END